October 28, 2013

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Confederate Motors, Inc.
Form 10-K for the year ended December 31, 2012
Filed April 16, 2013
File No. 000-52500

Dear Mr. Humphrey:

We are in receipt of your letter dated September 5, 2013, setting forth certain comments to the 2012 annual report on Form 10-K (the “Annual Report”) for Confederate Motors, Inc. (the “Company”).  In response to your comments, we are filing herewith an amendment to our Annual Report on Form 10-K/A (the “Amended Annual Report”) and can provide you with the following information in response to your comments:

Notes to Consolidated Financial Statements
Note 15 – Going Concern Considerations, page 25

1.
We note that management is of the opinion that the substantial doubt regarding your ability to continue as a going concern has been mitigated.  The related disclosure states that you have minimal debt obligations of $18,737 in notes payable and $2,405 in lease obligations which results in negligible debt service payments.  In this regard, please revise your disclosure to address how you considered the following items in reaching your conclusion that the substantial doubt regarding your ability to continue as a going concern has been mitigated:

•	The delinquent final payment of $275,000 due to Mr. Terny under the Settlement Agreement discussed on page 23.
•	The remaining registration rights liability of $175,000 discussed in Note 5 on page 11 of your Form 10-Q for the quarterly period ended June 30, 2013.

RESPONSE:  We have revised Note 15 on pages 24 and 25 of the Amended Annual Report which address how the Company considered these items in reaching its conclusion that the substantial doubt regarding the Company’s ability to continue as a going concern has been mitigated.

2.
As a related matter, please revise the Liquidity and Capital Resources section of your MD&A to include a discussion of these items and how you expect to satisfy these obligations.  In this regard,  we note the February 2013 offering disclosed in Note 5 on page 9 of your Form 10-Q for the quarterly period ended June 30, 2013.  However, this disclosure indicates that no shares have been issued in connection with the offering.

RESPONSE:  We have revised the Liquidity and Capital Resources section of MD&A to include a discussion of the delinquent final payment due to Mr. Terny under the Settlement Agreement discussed in Note 15 to the financial statements included with this amended Annual Report and the remaining registration rights liability discussed in Note 5 of the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2013, and how the Company expects to satisfy these obligations.  Please see the new paragraph added beginning on the bottom of page 7 and continuing onto page 8 of the Amended Annual Report.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the amended Annual Report.

Sincerely,

/s/ Jay Etheridge, Controller